1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 3, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PRICE SENSITIVE INFORMATION
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED

The Company announces that written resolutions were adopted by the board of directors of the Company on 29 June 2007 in relation to the proposed merger of Baotou Aluminum by the Company by way of share exchange. A cash alternative will be offered to the shareholders of Baotou Aluminum. A general meeting will be convened for the purpose.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The following resolutions were considered and adopted by the board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") on 29 June 2007 by way of written resolutions. The review and voting process of the written resolutions were in compliance with the relevant law and regulations and the provisions of the Articles of Association of the Company.

1.

It was resolved that the Company will absorb Baotou Aluminum Company Limited ("Baotou Aluminum") by way of issue of new A shares. The merger by absorption of Baotou Aluminum with the Company will be conducted by way of share exchange and the Company as the acquiring company will continue as the surviving entity after merger whereas Baotou Aluminum as the target company will be merged with the Company. All the shares held by the shareholders of Baotou Aluminum will be exchanged for A shares of the Company based on the share exchange ratio determined at the board meeting.

The merger by absorption of Baotou Aluminum by the Company will be based on a share exchange ratio of 1:1.48, which means that one share of Baotou Aluminum will be exchanged for 1.48 A shares of the Company.

2.

A cash alternative will be offered to the shareholders of Baotou Aluminum in the merger, pursuant to which the shareholders of Baotou Aluminum will be entitled to apply for the exercise of a cash alternative of RMB21.67 for every share of Baotou Aluminum held by them.

3.

When appropriate, the Company will convene a general meeting to authorize a committee of the Company to negotiate and determine the terms of relevant agreements and to sign the relevant agreements, and generally handle all relevant matters in relation to the merger by share exchange within the framework of merger by way of share exchange as approved by the board meeting.

The above resolution will be put forward at the general meeting of the Company for consideration and approval, subject to a separate consideration of the Board on the matters related to the merger, and will be implemented upon the approval by China Securities Regulatory Commission. The general meeting will provide an online voting platform to holders of tradable A shares, who may excise their voting rights by way of online voting.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By order of the Board Aluminum Corporation of China Limited Liu Qiang Company Secretary

Beijing, 2 July 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary